NO ACT

PE
12-12-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


09001027

Received SEC

JAN 14 2009

Washington, DC 20549

January 14, 2009

Bronwen Mantlo
Assistant Secretary and Associate General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-14-09

Re: Eli Lilly and Company
Incoming letter dated December 12, 2008

Dear Ms. Mantlo:

This is in response to your letter dated December 12, 2008 concerning the shareholder proposal submitted to Lilly by Carl Freije. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Carl Freije

FISMA & OMB Memorandum M-07-16

January 14, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eli Lilly and Company
Incoming letter dated December 12, 2008

The proposal relates to compensation.

There appears to be some basis for your view that Lilly may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting. It appears that the proponent did not respond to Lilly's request for this statement. Accordingly, we will not recommend enforcement action to the Commission if Lilly omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Lilly relies.

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



www.lilly.com

Direct Dial: (317) 433-5455
Facsimile: (317) 277-1680
E-mail: bmantlo@Lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
U.S.A.

Phone 317 276 2000

VIA EMAIL

December 12, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100F Street, NE
Washington, D.C. 20549

Re: Eli Lilly and Company - Shareholder Proposal Submitted by Carl Freije

Ladies and Gentlemen:

Enclosed on behalf of Eli Lilly and Company ("Lilly" or "the company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is a shareholder proposal by Mr. Carl Freije (the "proponent") attached hereto as Exhibit A (the "proposal") received by Lilly regarding shareholder approval of CEO bonuses.

The purpose of this letter is to set forth the reasons why Lilly believes it may properly omit the proposal from Lilly's 2009 proxy statement. In addition, please accept this letter as my opinion, as an attorney admitted to practice in the state of Indiana, as to all matters of law expressed herein.

In accordance with Rule 14a-8(j), we are by separate letter advising the proponent of the proposal of Lilly's intention to omit the proposal from its proxy statement and providing them with a copy of this letter.

I. The proposal.

The proponent has submitted the following proposal to be presented at the 2009 Annual Meeting of Shareholders:

Those [sic] stockholders approve the bonuses of the C.E.O.'s.

II. The proposal may be omitted under Rule 14a-8(f)(1) because the proponent has not provided a statement of intent to hold his shares through the 2009 annual meeting, as required under Rule 14a-8(b).

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder or stockholders] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." The rule also requires that the proponent provide the company with a written statement of intent to continue to hold these securities through the date of the annual meeting.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the statement of intent to hold securities through the date of the annual meeting set out in Rule 14a-8(b)(2), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

The company received the proposal, dated October 22, 2008, from the proponent on October 27, 2008. We determined that the proponent is a holder of record and holds sufficient stock to meet the requirement of Rule 14a-8(b)(1); however, his communication to us did not include a statement of intent to hold this stock through the date of the annual shareholders meeting. We provided notice to the proponent, dated October 28, 2008 and delivered on October 29, 2008, of the requirement that he provide a statement of intent to hold his stock through the date of the company's annual shareholders meeting. Our letter included a copy of Rule 14a-8 and is attached hereto as Exhibit B, along with verification of delivery from UPS. We have not received a response from the proponent.

The Staff has repeatedly recognized the excludability of a proposal under rule 14a-8(f)(1) when the proponent does not provide a timely, written statement of intent to hold required by Rule 14a-8(b)(2) in response to a specific request for such statement. See Chevron Corporation (January 30, 2007); SBC Communications Inc. (January 2, 2004); Avaya Inc. (July 19, 2002); Exxon Mobil Corporation (January 23, 2001); The Coca-Cola Company (January 8, 2001); Morgan Stanley Asia Pacific Fund, Inc. (April 9, 1999); SBC Communications Inc. (January 11, 1999); New Jersey Resources Corp. (December 3, 1997); McDonnell Douglas Corporation (February 4, 1997); FLP Group, Inc. (February 12, 1996); IBM Corporation (November 22, 1995). Therefore, we believe this proposal may be omitted from our proxy statement under Rule 14a-8(f)(1).

In addition, the company would note that Mr. Freije is not unfamiliar with the rules, as he has submitted shareholder proposals in the last several years to Lilly and to The Kroger Co. Mr. Freije was the subject of "No-Action" requests to the SEC twice in 2000, and in both cases the staff determined that there was some basis to exclude his proposals. See The Kroger Co. (April 21, 2000) and Eli Lilly and Company (January 14, 2000).

III. The proposal may be omitted under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action.

Under Rule 14a-8(i)(1) a shareholder proposal may be omitted from the company's proxy materials if it is not a proper subject for shareholder action under the laws of the jurisdiction of the company's organization. The note to 14a-8(i)(1) explains that proposals may not be proper under state law if they would be binding on the company, but that most proposals cast as requests or recommendations that the board of directors take certain actions are proper. At the time the corresponding note was added to the predecessor of 14a-8(i)(1) (former 14a-8(c)(1)), the SEC noted:

... it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the business and affairs of every corporation organized under this law shall be managed by its board of directors, or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by shareholders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. Release No. 34-12999 (Nov. 22, 1976), 1976 WL 13702 (S.E.C.) at 7.

In addition, Staff Legal Bulletin No. 14 (July 13, 2001) states: "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)."

As an Indiana corporation, Lilly is governed by the Indiana Business Corporation Law (Ind. Code 23-1), which is the sort of statute described in Release No. 34-12999, quoted above. It provides:

All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation. Ind. Code 23-1-33-1(b).

Because the proposal would directly establish a requirement that shareholders approve the chief executive officer's bonus, it would be binding on the Company. Under Indiana law, such a binding shareholder proposal is improper, absent a specific provision to the contrary in the statute or in the Company's articles of incorporation or by-laws. There is no such provision in the Company's articles of incorporation or by-laws, and there is no other Indiana statute that supersedes Ind. Code 23-1-33-1(b). Thus, it is my opinion that the proposal is not a proper subject for shareholder action under Indiana law, and thus it may be omitted under Rule 14a-8(i)(1).

The Staff has recognized that shareholder proposals that would impose binding shareholder control over executive compensation would constitute improper action by shareholders under Indiana law and applicable state laws similar to that of Indiana. See e.g., The Kroger Co.

(April 21, 2000) (which related to a different proposal submitted by Mr. Freije); Union Pacific Corporation (January 25, 1999); Eli Lilly and Company (January 14, 1997) (Indiana law); and Amoco Corporation (February 8, 1994) (Indiana law).

IV. If the proposal is revised to a recommendation or request, it may be omitted under Rule 14a-8(i)(11) be cause it would be duplicative of another proposal

Rule 14a-8(i)(11) allows exclusion of a proposal if it "... substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In applying Rule 14a-8(i)(11), the Staff has consistently take the view that proposals that have the same principal thrust or focus may be considered substantially duplicative, even where the proposals differ in terms and scope. The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." See Release No. 34-12598 (July 7, 1976). See, e.g., General Motors Corporation (March 13, 2008) (proposal requesting an independent board committee to assess and report on the company's progress towards meeting new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks was substantially similar to a proposal that the board adopt and report on quantitative goals for reducing total greenhouse gas emissions from the company's products and operations); Ford Motor Company (March 3, 2008) (proposals both related to the relative voting rights of class B stock holders and common stock holders); Ford Motor Company (February 29, 2008) (similar to General Motors Corporation proposals above); General Motors Corporation (April 5, 2007) (proposal that requested company to provide a report disclosing GM's policies and procedures for political contributions and expenditures was substantially similar to a proposal that requested GM to publish a detailed statement of each contribution made within the prior year in respect of a political campaign, party, referendum or initiative or other attempts to influence legislation); JPMorgan Chase & Co. (March 5, 2007) (proposal that urged the Board to adopt a policy whereby at least 50% of future equity compensation be performance-based was substantially similar to a proposal requesting that the company's compensation committee adopt a policy whereby a significant portion of restricted stock and restricted stock units require the achievement of performance goals prior to vesting); and Constellation Energy Group, Inc. (February 19, 2004) (proposal requesting the compensation committee to utilize performance and time based restricted share programs in lieu of stock options substantially duplicated a proposal requesting the compensation committee to replace the current system of compensation for executives with a commonsense executive compensation program including limiting the CEO's salary, annual bonus, long-term equity grants, and severance arrangements). In each of the above cited No-Action Letters, the terms and breadth of the proposals differed but the principal thrust and focus of the proposals were substantially duplicative.

Should the staff allow the proponent to revise the form of his proposal to a recommendation or request, to satisfy Rule 14a-8(i)(1), the resulting proposal to have shareholders approve C.E.O bonuses would be duplicated by a broader "Say-on-Pay" shareholder proposal that will be included in the company's 2009 proxy statement. Gretchen Parrish has submitted a proposal which includes a shareholder advisory vote to ratify the compensation (including bonuses) of all named executive officers (including the chief executive officer). Because Ms. Parrish's proposal has already been received, its submission predates any future amendment of Mr. Freije's proposal. A copy of Ms. Parrish's proposal is attached as Exhibit C. As a result we believe that such a revised proposal may be omitted under Rule 14a-8(i)(11).

Further we believe that the two proposals being considered here can be distinguished from situations where the Staff has found proposals to be insufficiently similar. See, e.g., Ford Motor Company (March 3, 2008) (the Staff did not concur that a proposal requesting that the board take the necessary steps to eliminate future stock option grants for senior executives was duplicative of a proposal that the company limit executive compensation to $10,000 per week and eliminate, among other things, stock option grants to executive personnel until such time as the company achieves five consecutive years of profitability). In this case, the subject matter of Mr. Freije's proposal, as it might reasonably be revised to a request or recommendation, would be fully included in Ms. Parrish's proposal.

* * *

We respectfully request your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Lilly omits the proposal from its proxy materials for its 2009 Annual Meeting of Shareholders.

Should you disagree with our conclusions, we would appreciate an opportunity to confer with you prior to the issuance of the staff's Rule 14a-8(j) response. If you have any questions with respect to this matter, please do not hesitate to call me at (317) 433-5455.

Please acknowledge receipt of this letter and the attached material by return email.

Very truly yours,



Bronwen Mantlo
Assistant Secretary and Associate General Counsel

Enclosures

cc: Carl Freije

Exhibit A

cc: Bronwen
Sharon
Jim

J.B.L.
OCT. 27 2008

10/22/08

MR.JAMES LOOTENNS
COMPANY SECETARY ELI LILLY CO.
LILLY CORPORATE OFFICE
INDIANAPOLIS, IN 46285

DEAR MR.LOOTENNS:

WE WOULD LIKE TO MAKE A PROPOSAL FOR THE STOCK HOLDERS MEETING IN 2009. WE HAVE 1,179.430 SHARES TO DATE. WE HAVE HAD LILLY STOCK SINCE 1968.
WE PROPOSE THE FOLLOWING:
THOSE STOCKHOLDERS APPROVE THE BONUSES OF THE C.E.O'S.

IF WE HAVE GOOD YIELD YOU GET GOOD BONUS OR SHOULD WE SAY A FAIR YIELD. WE KNOW THAT SOME OFFICERS WORK WELL OVER 50 PLUS HOURS AS WE HAVE HAD OUR OWN PHARMACY.

YOURS TRULY,

CARL FREIJE RPH.

Carl Freije RPh

Carl Freie

INDIANAPOLIS IN 462

23 OCT 2006 PM 1 T



Mr. James Lootenns
Company Secetary Eli Lilly co.
Lilly Corporate office
Indianapolis, In
46285



46285+0000

Exhibit B

Lilly

www.lilly.com

Bronwen L. Mantlo
Assistant Secretary
Phone 317 433 5455 Fax 317 277 1680
e-mail bmantlo@lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.

Phone 317 276 2000

VIA UPS OVERNIGHT

October 28, 2008

Mr. Carl Freije

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Freije:

This will acknowledge receipt of your letter of October 22, 2008, submitting a proposal for consideration at the 2009 Annual Meeting of Shareholders of Eli Lilly and Company and asking that it be included in the company's proxy statement. Mr. James Lootens, the company's Secretary, has asked me to respond to your letter. After we have studied your proposal further, we will contact you with our response.

In the meantime, however, there are some legal details regarding your proposal that require attention. As you know, the SEC has rules that govern proxy statements and shareholder proposals, and a copy of those rules is enclosed for your convenience. In order to be eligible to submit a proposal for inclusion in the company's proxy statement a person must have continuously held at least $2000 of stock for one year before submitting the proposal. In your case, this requirement has already been satisfied. In addition, the person must hold that stock through the date of the Annual Meeting and must state that intention in writing. This requirement, however, has not been satisfied, and therefore, we will need a written statement from you of your intentions to hold the required amount of stock through the date of the 2009 Annual Meeting of Shareholders, which is April 20, 2009.

As we are required to do under the answer to Question 6 of Rule 14a-8, we are sending you this notice within 14 days after we received your proposal on October 27, 2008. Your response to this request for proof of eligibility must be postmarked, or transmitted electronically, no later than 14 days after you receive this letter.

I apologize for the legalese, but I am sure that you understand that we both need to follow the rules. If you have any questions, please do not hesitate to contact me.

Sincerely,

Bronwen Mantlo

Enclosure

END